[Coventry Health Care, Inc. Letterhead]

March 8, 2005

Via EDGAR and Facsimile (202) 942-9533

Mr. Albert C. Lee
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Coventry Health Care, Inc. (the “Registrant”)
Registration Statement on Form S-4, As Amended
Commission File No. 333-123014 (the “Registration Statement”)

Dear Mr. Lee:

     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned, on behalf of the Registrant, requests acceleration of the effective date of the Registration Statement, to 10:00 a.m., EST, on Wednesday, March 9, 2005, or as soon as practicable thereafter.

     The disclosure in the referenced filing is the responsibility of the Registrant. The Registrant represents to the Commission that should the Commission, or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Sincerely, /s/ Dale B. Wolf Dale B. Wolf Chief Executive Officer